

July 16, 2014

<u>Via U.S. Mail</u>
Luke Lalonde
President, Chief Executive Officer and Chief Financial Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **Re: SuperDirectories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 15, 2014**
> **File No. 000-51533**

Dear Mr. Lalonde:

        We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures.

        Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements

1.   Please amend your Form 10-K to file the audit report from your independent registered public accounting firm accompanying your financial statements for the fiscal year ended September 30, 2013 and revise to remove disclosure indicating that the financial statements are unaudited. Refer to Item 8 of Form 10-K.

2.   Please similarly amend your September 30, 2012 Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Luke Lalonde
SuperDirectories, Inc.
July 16, 2014
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief